Securities and Exchange Commission
Washington, D.C. 20549



# FORM 6-K



Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2002 Commission file number 1-12260

## COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

# PRESS RELEASE

***FOR IMMEDIATE RELEASE***

FOR FURTHER INFORMATION:

Alfredo Fernandez

Investor Relations Department

Coca-Cola FEMSA, S.A. de C.V.

(52-555) 081-5120, (52-555) 081-5121

afernandeze@kof.com.mx

WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA, S.A. DE C.V.

FEMSA

## COCA-COLA FEMSA Announces 25.0% Operating Profit Growth for 2001

### FOURTH QUARTER 2001

- Consolidated unit case volume increased by 0.6% as a result of a 1.7% increase in sales volume in the Mexican territories and a 2.8% decrease in Argentina.
- Consolidated operating income increased by 12.2% to Ps. 1,028.6 million, reaching a consolidated operating margin of 22.8%, an increase of 2.8 percentage points as compared to fourth quarter 2000. Operating income in Mexico increased by 12.8% during the period and remained flat in Buenos Aires as compared to the fourth quarter of 2000.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 1.2% over the fourth quarter of 2000, reaching Ps.1,303 million.
- Consolidated majority net income increased by 62.8% to Ps. 755.1 million, resulting in an earnings per share (EPS) of Ps. 0.530 (US$0.577 per ADR).

### FULL YEAR 2001

- Consolidated unit case volume increased by 4.3%, a result of 3.6% and 6.9% increases in sales volume in the Mexican and Buenos Aires operations, respectively.
- Consolidated operating income increased by 25.0% to Ps. 3,796.3 million, reaching a consolidated operating margin of 21.7%, an increase of 3.7 percentage points for the full year 2000. This increase resulted from 25.4% and 8.1% operating income increases in the Mexican and Argentine territories, respectively.
- Consolidated earnings, before interest, tax, depreciation and amortization ("EBITDA")[1] increased by 14.0% as compared to 2000, reaching a total of Ps. 4,934 million.
- Consolidated majority net income increased by 68.8% to Ps. 2,244 million, resulting in an earning per share (EPS) of Ps.1.575 (US$1.715 per ADR).

[1] *Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA: however, the management believes that reporting EBITDA is an industry standard and is a useful measure*

Mexico City (February 19, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2001.

"In a year of great economic volatility and industry challenges, Coca-Cola FEMSA has once again demonstrated outstanding financial results, underscoring our ability to execute and connect with our customers and clients. Importantly, we believe that the underlying fundamentals of our business — our channel marketing, our growing commercial network, our management information systems, our Coca-Cola brand portfolio, and our people — are stronger than ever," stated Carlos Salazar, Chief Executive Officer of the Company.

## CONSOLIDATED RESULTS

Full-year 2001, consolidated volume totaled 607.8 million unit cases (MUC)[2], a 4.3% improvement over 2000. Sales volume grew by 3.6% and 6.9% in the Mexican and Argentine operations, respectively, during 2001. Fourth quarter 2001 consolidated volume grew by 0.6% over the comparable period in 2000. Favorable average price per unit case on our Mexican territories partially offset declining average unit case pricing in Buenos Aires. As a result, consolidated total revenues increased by 3.8% during 2001. Full-year consolidated operating income increased by 25.0%, and 12.2% in the fourth quarter, as compared to the same period in 2000.

Consolidated EBITDA totaled Ps. 4,934 million in 2001 and Ps. 1,303 million in the fourth quarter, representing increases of 14.0% and 1.2%, respectively. EBITDA margin rose to 28.2%, as compared to 25.7% in 2000. The combination of (i) consolidated volume growth, (ii) favorable costs of some raw materials due to the appreciation of the Mexican peso over the U.S. dollar, (iii) higher fixed-cost absorption driven by sales volume growth, and (iv) fixed-cost reductions resulted in improved profitability.

The integral cost of financing[3] amounted to Ps. 49.7 million in 2001 and Ps. (66.4) million in the fourth quarter, representing decreases of 91.3% and 136.1%, respectively. The following factors contributed to the net decrease:

- Net interest expense declined by 80.6% in 2001 and 74.3% for the fourth quarter as compared to 2000, due to higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar.
- Monetary position cycled from a gain of Ps. 6.4 million in 2000 to a loss of Ps. 76.6 million in 2001, and from a loss of Ps. 12.3 million to a loss of Ps. 36.8 million for the fourth quarter of 2001, as a result of the Mexican inflation adjustments applied to the net monetary assets of our Mexican operations and the Argentine deflation adjustments applied to the net monetary liabilities of our Argentine operations.

[2] *The unit case is a unit measurement equal to 24 eight-ounce servings.*
[3] *The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.*

➢ Foreign exchange gain equaled Ps. 69.0 million during 2001 and Ps. 114.2 during fourth quarter 2001, respectively, mainly as a result of the depreciation of the Argentine peso against the U.S. dollar-denominated assets position of the Company in Buenos Aires, which offset the loss generated by the appreciation of the Mexican peso against the U.S. dollar as applied to the dollar denominated cash position of the Company in Mexico. The Company applied an exchange rate of A$1.7 Argentine pesos per U.S. dollar as of December 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", in page # 6).

Other expenses totaled Ps. 59.1 million for full-year 2001 and Ps. 61.1 million for fourth quarter 2001, representing a decrease of 56.1% and 21.3%, respectively. These expenses are primarily related to production and distribution rationalization efforts and headcount optimization.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 1,416.1 million and Ps. 278.8 million for the year and the fourth quarter of 2001, respectively. The average annual effective tax rate decreased from 42.9% in 2000 to 38.4% in 2001, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 68.8% for full-year 2001 and by 62.8% for fourth quarter 2001. Net income per share reached Ps. 1.575 (US$1.715 per ADR) for 2001 and Ps. 0.530 (US$0.577 per ADR) for fourth quarter of 2001.

## BALANCE SHEET

On December 31, 2001 Coca-Cola FEMSA recorded a cash balance of Ps. 4,293 million (U.S.$467.6 million) and total bank debt of Ps. 2,790 million (U.S.$303.9 million). As compared to December 31, 2000, this represents a Ps. 2,534 million (U.S.$276.0 million) increase in cash and cash equivalents.

## MEXICAN OPERATING RESULTS

### *Sales Volume*

Sales volume for the Mexican operations reached 477.9 MUC, a 3.6% improvement over sales volume in 2000. Fourth quarter 2001 sales volume reached 122.4 MUC, an increase of 1.7% over fourth quarter 2000.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 12.3% and 9.9% for full-year and fourth quarter of 2001, respectively, (ii) the recently introduced *Senzao*, a new carbonated guarana-flavored brand, which represented 1.8% of the total product mix during 2001, (iii) the volume increase of *Ciel* and *Ciel Mineralizada*, *Coca-Cola* trademark still and sparkling water brands, which grew by 31.0% and 26.1%, respectively, for the full-year 2001 as compared to 2000, (iv) the solid performance of the new 250 ml one-way PET presentation for *Delaware Punch, Lift,* and *Fanta* and the 8-ounce one-way non-returnable glass presentation of *Coca-Cola,* which together accounted for 1.1% of the total packaging mix for the full-year 2001 and for 2.2% of this mix for the fourth quarter of 2001.

During 2001, the Company also recorded a 1.1% real price increase due to a change in product and packaging mix. The improved sales volume combined the real price increase, resulted in a 4.9% increase in total revenues for full-year 2001. During the fourth quarter of 2001, the Company recorded a slight decline in total revenues, as a result of a 2.0% decline in real prices.

*Gross Profit*

Gross profit improved by 9.3% and 2.5% for full-year and fourth quarter 2001, respectively. As a percentage of net sales, consolidated cost of sales decreased by two percentage points during 2001 as a result of (i) decreases in the price of certain raw materials due to the appreciation of the Mexican peso against the U.S. dollar, and (ii) fixed-cost reductions resulting from the closing of production plants and distribution facilities.

*Income from Operations*

As a percentage of total sales, selling and administrative expenses decreased for both full-year and fourth quarter 2001 by 1.9 and 1.5 percentage points, respectively, as compared to 2000, reflecting an increase in sales volume, a decrease in distribution costs, and lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, lower cost of sales per unit case and lower selling and administrative expenses, resulted in operating profit increases of 25.4% in 2001 and 12.8% during the fourth quarter of 2001, reaching an operating margin of 25.2% and 26.3% for the full-year 2001 and fourth quarter 2001, respectively.

EBITDA totaled Ps. 4,445 million (U.S.$484.2 million), a 15.5% increase over 2000. Fourth quarter of 2001 EBITDA equaled Ps. 1,166 million (U.S.$127.0 million), an increase of 3.2% versus the comparable period of 2000.

"At the beginning of the year, we converted our Mexican bottling facilities to sugar cane-based production. As a result, the Mexican government's recently imposed excise tax on carbonated soft drinks sweetened with high fructose corn syrup should not significantly affect our profitability," stated Carlos Salazar, Chief Executive Officer of the Company.

## ARGENTINE OPERATING RESULTS

*Sales Volume*

Notwithstanding the difficult economic environment in Argentina, sales volume in Buenos Aires increased by 6.9% during 2001, despite a volume decline of 2.8% during the fourth quarter of 2001.

The sales volume increase in Buenos Aires was attributable to (i) the volume growth of premium brands such as *Coca-Cola Light*, *Sprite Light*, and *Schweppes*, particularly

*Coca-Cola Light,* which grew by 13.2% during 2001 as compared to the same period in 2000, and (ii) the strong performance of value protection brands such as *Taí* and *Crush,* which accounted for 11.8% of our total product mix in 2001.

Average real price per unit case in Argentine pesos decreased by 9.0% during 2001 and by 6.5% for the fourth quarter of 2001, as a result of the growth of the value protection brands, a shift in product mix toward larger packaging presentations, and the deteriorated economic environment in Argentina. Total revenues decreased by 7.0% for the fourth quarter of 2001 and declined by 0.5% for the full-year 2001. Other revenues totaled A$12.4 million, mainly representing sales from toll bottling to other bottlers of the *Coca-Cola* system in Argentina.

***Gross Profit***

Gross Profit increase by 3.6% and decrease 7.5% for full year and fourth quarter of 2001, respectively. However, as a percentage of net sales, gross profit increased by 1.8 percentage points during 2001 and remained stable for the fourth quarter of 2001, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closings of the San Justo plant in 2000 and the Roca distribution center in 2001.

***Income from Operations***

As a percentage of total sales, selling expenses increased by 1.6 percentage points during 2001, representing a 5.1% increase in absolute terms resulting from higher marketing costs for the full year 2001.

Administrative expenses, as a percentage of total sales, decreased 0.5 percentage points, representing a decrease of 9.0% in absolute terms for the full-year 2001 and decreased by 0.6 percentage points for the fourth quarter of 2001, representing a reduction of 17.6% in absolute terms, due to savings achieved from headcount optimization across the Company.

Operating income as a percentage of total revenue increased by 0.6 percentage points during 2001 and 0.7 percentage points for the fourth quarter of 2001, due to a lower cost of sales per unit case, and savings achieved from headcount optimization.

Full-year 2001 EBITDA rose by 2.2% to A$55.0 million, and fourth quarter 2001 EBITDA declined by 13.0% to A$15.4 million, both as compared to the same periods in 2000.

"Several cost-cutting measures helped to drive profitability in Argentina, including the closure of the San Justo plant and Roca distribution centers; headcount optimization; the implementation of a seasonal labor program, which tailors employment directly to seasonal demand; lighter packaging presentations, which reduce presentation costs; and tolling manufacturing to other bottlers to improve plant utilization and efficiency.

In the fourth quarter, our Argentine operations began a pre-devaluation program. In addition to our successful multi-segmentation, channel marketing, and price/revenue management strategies, we are undertaking steps to address the country's current economic situation. These initiatives, which capitalize on our experience with Mexico's past inflationary environment, focus on cash management, developing local suppliers for raw materials and spare parts, optimizing our Argentine distribution network, and adapting our systems to handle different exchange rates and possible inflationary conditions", stated Carlos Salazar, Chief Executive Officer of the Company.

## IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

In December 2001, the Argentine Government implemented several economic measures that restricted cash withdrawals from local deposit accounts. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002. After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate set at A$1.4 Argentine pesos per U.S. dollar for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions.

Given the economic crisis in Argentina and the uncertainty over the appropriate value of the Argentine peso, the Company recognized a loss generated by the devaluation of the Argentine peso versus the U.S. dollar against its original investment in Argentina.

The income statement was calculated using an exchange rate of one Argentine peso per U.S. dollar for the first eleven months of 2001. For the month of December 2001, the Company used an exchange rate of A$1.7 Argentine pesos per U.S dollar, the exchange rate available in the open market (January 11, 2002). This method resulted in a compounded exchange rate of A$8.891 Argentine pesos per Mexican peso (or A$1.03 per U.S. dollar) for the year.

The Company reflected the impact of the devaluation of the Argentine peso on its balance sheet by restating its foreign currency-denominated fixed assets in Argentina at the controlled exchange rate of A$1.4 Argentine pesos per U.S. dollar and its foreign currency-denominated liabilities and assets in Argentina at the free-floating exchange rate of A$1.7 Argentine pesos per U.S. dollar.

The loss generated by the devaluation of the Argentine peso, which amounted to Ps. 843.6 million (U.S.$91.1 million), was applied against the shareholder's equity of the Company. In order to present comparative figures for previous years and in accordance with accounting guidelines mandating under these circumstances the restatement of the financial results of foreign subsidiaries in past years, the Company used the exchange rates at the close of the fiscal year to restate previous years' balance sheet (A$1.7 per U.S. dollar) and income statement items (A$1.03 per U.S. dollar).

The goodwill generated by the acquisition of our Argentine subsidiary, is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above already includes a goodwill reduction of U.S.$60.3 million.

## RECENT DEVELOPMENTS

On November 5, 2001, Coca-Cola FEMSA executed a franchise bottling agreement with FEMSA under which it will became the sole franchisee for the bottling, distribution, and sale of *Sidral Mundet*, *Sidral Mundet Bajo en Calorias*, *Prisco Mundet*, and certain other flavored carbonated beverages (together, the "*Mundet* brands") in the Valley of Mexico and most of our Southeast of Mexico territory.

The Company expects that the addition of *Sidral Mundet*, a 100-year-old brand with a strong local heritage and market presence in Mexico, as well as the inclusion of other *Mundet* brands to the Company's beverage portfolio will expand our volume base and offer us with more flexibility to execute new market strategies. The terms and conditions of the franchise bottling agreement are similar to the current arrangements that Coca-Cola FEMSA has entered into with *The Coca-Cola Company* for the bottling and distribution of similar *Coca-Cola* trademark soft drink beverages.

On November 8, 2001, Coca-Cola FEMSA closed its Los Angeles distribution center, one of its 16 distribution facilities in the Valley of Mexico. The Tlalpan distribution facility will consolidate the operations formerly conducted at Los Angeles. The Company expects to realize permanent cost savings and operating efficiencies from the consolidation of the Los Angeles facility.

On November 9, 2001, Moody's Investor Service raised our investment-grade rating from Baa3 to Baa2, and Standard & Poor's raised it from BBB- to BBB on February 8, 2002. The increase of our investment-grade rating was based on our Company's strong business fundamentals, growing financial strength, as well as our role in the *Coca-Cola* beverage system.

In December 2001, *Coca-Cola* FEMSA acquired the Sabino Plant in the Valley of Mexico, formerly owned by the Mundet family, for U.S.$7.5 million. This plant has 5 bottling lines with a potential production capacity of 40 MUC. The Company effected this acquisition in order to gain important water rights to bottle soft drinks, to launch the production of the *Mundet* brands ahead of schedule, and to prepare its operations to produce new *Coca-Cola* trademark products expected to be launched during 2002.

On January 14, 2002, we began outsourcing our hardware management and maintenance to EDS, one of the leaders in global information technology services. This relationship will refine the focus, flexibility, and efficiency of our operations, yielding significant annual cost savings.

During February 2002, the Company implemented a weighted average nominal price increase of approximately 6.5% in the Valley of Mexico. This price increase should help the Company to enhance its profitability during 2002. It is important to note that the last price increase exercised by the Company in the Valley of Mexico took place during November 2000.

## GROWTH EXPECTATIONS 2002

Management currently expects volumes for its Mexican territories to increase in the range of 3%-5% in 2002, and operating income for its Mexican operations to grow in the range of 12%-14% during the same period. Coca-Cola FEMSA's consolidated capital expenditures budget for 2002 are expected to reach between U.S.$80-$90 million.

In light of the current economic developments in Argentina, the Company is unable to predict the short-term performance of its operations in Buenos Aires. However, the following initiatives are being evaluated to withstand the current situation in Argentina:

- Maintain the profitability of our products (i.e. the Company implemented a weighted average price increase of approximately 22% during January – February, 2002).
- Strengthen our brand portfolio by protecting our core brands focusing on affordability (i.e. evaluating the introduction of returnable packaging presentations).
- Reinforce strategy against price brands (i.e. negotiate larger share of visible space with retailers against price brands).
- Develop new dialogue and relationship with clients (i.e. update commercial terms with clients).
- Explore further cost-cutting initiatives (i.e. develop domestic raw materials and spare parts suppliers).
- Implement a prudent financial strategy (i.e. cash flow management and reduce exposure to U.S. dollar liabilities).

❖ ❖ ❖

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola*, *Sprite*, *Fanta*, *Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has nine bottling facilities in Mexico (including the recently acquired Sabino Plant) and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2001. For comparison purposes, 2000 and 2001 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the December 31, 2001 exchange rate of Ps. 8.89 per A$1.00. In addition, all comparisons in this report for the fourth quarter of 2001, which ended on December 31, 2001, in this report are made against the figures for the comparable period, fourth quarter 2000, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(4 pages of tables to follow)

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
**INCOME STATEMENT**
**For the three months ended December 31, 2001 and 2000**
**Expressed in currency with purchasing power as of December 31, 2001**

| | Consolidated | | | Mexican Operations | | | Buenos Aires Operation | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of Mexican Pesos) (1) | | | | | | (Millions of Argentine Pesos) (1) | | |
| | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR |
| Sales volume (millions of unit cases) | 157.2 | 156.2 | 0.6 | 122.4 | 120.4 | 1.7 | 34.8 | 35.8 | (2.8) |
| Average unit price per case | 28.41 | 29.19 | (2.7) | 29.94 | 30.55 | (2.0) | 2.59 | 2.77 | (6.5) |
| Net revenues | 4,466.3 | 4,559.6 | (2.0) | 3,664.9 | 3,677.9 | (0.4) | 90.1 | 99.2 | (9.2) |
| Other operating revenues | 45.6 | 28.8 | 58.3 | 15.1 | 16.0 | (5.6) | 3.5 | 1.4 | 150.0 |
| Total revenues | 4,511.9 | 4,588.4 | (1.7) | 3,680.0 | 3,693.9 | (0.4) | 93.6 | 100.6 | (7.0) |
| Cost of sales | 2,097.9 | 2,198.0 | (4.6) | 1,603.5 | 1,668.6 | (3.9) | 55.6 | 59.5 | (6.6) |
| Gross profit | 2,414.0 | 2,390.4 | 1.0 | 2,076.5 | 2,025.3 | 2.5 | 38.0 | 41.1 | (7.5) |
| Administrative expenses | 335.7 | 368.7 | (9.0) | 298.4 | 323.2 | (7.7) | 4.2 | 5.1 | (17.6) |
| Selling expenses | 1,022.9 | 1,075.6 | (4.9) | 809.3 | 842.7 | (4.0) | 24.1 | 26.3 | (8.4) |
| Operating expenses | 1,358.6 | 1,444.3 | (5.9) | 1,107.7 | 1,165.9 | (5.0) | 28.3 | 31.4 | (9.9) |
| Goodwill amortization | 26.8 | 29.4 | (8.8) | 1.9 | 2.0 | (5.0) | 0.8 | 0.8 | - |
| Operating income | 1,028.6 | 916.7 | 12.2 | 966.9 | 857.4 | 12.8 | 8.9 | 8.9 | (0.0) |
| Interest expense | 75.0 | 92.5 | (18.9) | | | | | | |
| Interest income | 64.1 | 49.7 | 29.0 | | | | | | |
| Interest expense, net | 11.0 | 42.8 | (74.3) | | | | | | |
| Foreign exchange loss (gain) | (114.2) | 129.0 | (188.5) | | | | | | |
| Loss (gain) on monetary position | 36.8 | 12.3 | 199.2 | | | | | | |
| Integral cost of financing | (66.4) | 184.1 | (136.1) | | | | | | |
| Other (income) expenses, net | 61.1 | 77.6 | (21.3) | | | | | | |
| Income before taxes | 1,033.9 | 655.0 | 57.8 | | | | | | |
| Taxes | 278.8 | 191.1 | 45.9 | | | | | | |
| Consolidated net income | 755.1 | 463.9 | 62.8 | | | | | | |
| Majority net income | 755.1 | 463.9 | 62.8 | | | | | | |
| EBITDA (2) | 1,302.7 | 1,287.3 | 1.2 | 1,166.1 | 1,129.7 | 3.2 | 15.4 | 17.7 | (13.0) |

(1) Except volume and average price per unit case figures.
(2) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

| | | |
|---|---|---|
| Mexican Inflation September 2001 - December 2001 | 0.97% | |
| Argentine Inflation September 2001 -December 2001 | -0.80% | |
| Mexican Peso / U.S.Dollar at December 31, 2001 | 9.180 | |
| Mexican Peso / Argentine Peso at December 31, 2001 | 8.891 | COMPOUNDED AVERAGE |

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
***INCOME STATEMENT***
**For the twelve months ended December 31, 2001 and 2000**
**Expressed in currency with purchasing power as of December 31, 2001**

| | Consolidated | | | Mexican Operations | | | Buenos Aires Operation | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of Mexican Pesos) (1) | | | | | | (Millions of Argentine Pesos) (1) | | |
| | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR | 2001 | 2000 | % VAR |
| Sales Volume(millions of unit cases) | 607.8 | 582.6 | 4.3 | 477.9 | 461.1 | 3.6 | 129.9 | 121.5 | 6.9 |
| Average unit price per case | 28.52 | 28.79 | (0.9) | 29.93 | 29.60 | 1.1 | 2.63 | 2.89 | (9.0) |
| Net revenues | 17,334.1 | 16,774.8 | 3.3 | 14,302.6 | 13,649.9 | 4.8 | 341.0 | 351.5 | (3.0) |
| Other operating revenues | 169.8 | 81.6 | 108.1 | 59.4 | 47.4 | 25.3 | 12.4 | 3.8 | 226.3 |
| Total revenues | 17,503.9 | 16,856.4 | 3.8 | 14,362.0 | 13,697.3 | 4.9 | 353.4 | 355.3 | (0.5) |
| Cost of sales | 8,255.6 | 8,324.1 | (0.8) | 6,503.4 | 6,506.3 | (0.0) | 197.1 | 204.4 | (3.6) |
| Gross profit | 9,248.3 | 8,532.3 | 8.4 | 7,858.6 | 7,191.0 | 9.3 | 156.3 | 150.9 | 3.6 |
| Administrative expenses | 1,303.9 | 1,329.0 | (1.9) | 1,142.5 | 1,151.0 | (0.7) | 18.2 | 20.0 | (9.0) |
| Selling expenses | 4,037.0 | 4,048.7 | (0.3) | 3,086.3 | 3,144.2 | (1.8) | 106.9 | 101.7 | 5.1 |
| Operating expenses | 5,340.9 | 5,377.7 | (0.7) | 4,228.8 | 4,295.2 | (1.5) | 125.1 | 121.7 | 2.8 |
| Goodwill amortization | 111.2 | 118.2 | (5.9) | 7.4 | 7.4 | - | 3.3 | 3.4 | (2.9) |
| Operating income | 3,796.2 | 3,036.4 | 25.0 | 3,622.4 | 2,888.4 | 25.4 | 27.9 | 25.8 | 8.1 |
| Interest expense | 315.0 | 350.0 | (10.0) | | | | | | |
| Interest income | 272.9 | 132.5 | 106.0 | | | | | | |
| Interest expense, net | 42.1 | 217.5 | (80.6) | | | | | | |
| *Foreign exchange loss (gain)* | (69.0) | 357.8 | (119.3) | | | | | | |
| Loss (gain) on monetary position | 76.6 | (6.4) | (1,296.9) | | | | | | |
| Integral cost of financing | 49.7 | 568.9 | (91.3) | | | | | | |
| Other (income) expenses, net | 59.0 | 134.4 | (56.1) | | | | | | |
| Income before taxes | 3,687.5 | 2,333.1 | 58.1 | | | | | | |
| Taxes | 1,416.1 | 1,003.8 | 41.1 | | | | | | |
| Effect of changes in accounting principles (2) | (27.4) | - | NA | | | | | | |
| Consolidated net income | 2,243.9 | 1,329.3 | 68.8 | | | | | | |
| Majority net income | 2,243.9 | 1,329.3 | 68.8 | | | | | | |
| EBITDA (3) | 4,933.8 | 4,327.6 | 14.0 | 4,444.9 | 3,849.0 | 15.5 | 55.0 | 53.8 | 2.2 |

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001. For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

| | | |
|---|---|---|
| Mexican Inflation December 2000 - December 2001 | 4.40% | |
| Argentine Inflation December 2000 - December 2001 | -1.44% | |
| Mexican Peso / U.S.Dollar at December 31 2001 | 9.180 | |
| Mexican Peso / Argentine peso at December 31, 2001 | 8.891 | COMPOUNDED AVERAGE |

**Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries**
**Consolidated Balance Sheet**
**As of December 31, 2001 and December 31, 2000**
**Millions of Mexican pesos (Ps.)**
**Expressed in currency with purchasing power as of December 31, 2001**

| ASSETS | | 2001 | | 2000 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | Ps. | 4,293 | Ps. | 1,759 |
| Accounts receivable: | | | | |
| Trade | | 577 | | 566 |
| Notes | | 31 | | 35 |
| Prepaid taxes | | 2 | | 3 |
| Other | | 314 | | 152 |
| | | 924 | | 756 |
| Inventories | | 566 | | 446 |
| Prepaid expenses | | 32 | | 47 |
| Total current assets | | 5,815 | | 3,008 |
| **Property, plant and equipment** | | | | |
| Land | | 738 | | 735 |
| Buildings, machinery and equipment | | 7,862 | | 7,842 |
| Accumulated depreciation | | -2,639 | | -2,434 |
| Construction in progress | | 293 | | 281 |
| Bottles and cases | | 205 | | 312 |
| Total property, plant and equipment | | 6,459 | | 6,736 |
| **Investment in shares** | | 139 | | 153 |
| **Deferred charges, net** | | 520 | | 440 |
| **Goodwill, net** | | 898 | | 960 |
| **TOTAL ASSETS** | Ps. | 13,831 | Ps. | 11,297 |

| LIABILITIES & STOCKHOLDERS' EQUITY | | 2001 | | 2000 |
|---|---|---|---|---|
| **Current Liabilities** | | | | |
| Short-term bank loans, notes and interest payable | | 77 | Ps. | 86 |
| Suppliers | | 1,489 | | 1,233 |
| Accounts payable and others | | 437 | | 474 |
| Taxes payable | | 386 | | 237 |
| Total Current Liabilities | | 2,389 | | 2,030 |
| Long-term bank loans | | 2,790 | | 3,062 |
| Pension plan and seniority premium | | 168 | | 155 |
| Other liabilities | | 1,010 | | 888 |
| Total Liabilities | | 6,357 | | 6,135 |
| **Stockholders' Equity** | | | | |
| Minority interest | | 0 | | 0 |
| Majority interest: | | | | |
| Capital stock | | 2,242 | | 2,242 |
| Additional paid in capital | | 1,577 | | 1,577 |
| Retained earnings of prior years | | 4,521 | | 3,493 |
| Net income for the period | | 2,244 | | 1,329 |
| Cumulative results of holding non-monetary assets | | -3,110 | | -3,479 |
| Total majority interest | | 7,474 | | 5,162 |
| Total stockholders' equity | | 7,474 | | 5,162 |
| **TOTAL LIABILITIES & EQUITY** | Ps. | 13,831 | Ps. | 11,297 |

| | |
|---|---|
| Mexican Inflation December 2000 - December 2001 | 4.40% |
| Argentine Inflation December 2000 - December 2001 | -1.44% |
| Mexican Peso / U.S.Dollar at December 31, 2001 | 9.180 |
| Mexican Peso / Argentine Peso 31, 2001 | 5.400 |

## Selected Information

### For the twelve months ended December 31, 2000

**Expressed in Pesos as of December 31, 2001**

| | 2001 |
|---|---|
| **Depreciation** [1] | 762.8 |
| **Amortization and others** | 374.8 |
| **Capital Expenditures** [2] | 789.0 |

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

**Sales Volume Information**
**Expressed in millions of unit cases**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 477.9 | 461.1 |
| Valley of Mexico | 356.3 | 343.5 |
| Southeast | 121.6 | 117.6 |
| Buenos Aires | 129.9 | 121.5 |
| Total | 607.8 | 582.6 |

**Product Mix by Brand**
**(Colas / Flavors / Water)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 75/21/4 | 76/21/3 |
| Valley of Mexico | 76/21/3 | 77/20/3 |
| Southeast | 72/22/6 | 74/20/6 |
| Buenos Aires | 70/29/1 | 76/22/1 |
| Total | 74/23/3 | 76/21/3 |

**Product Mix by Presentation**
**(Returnable / Non Returnable)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 41/59 | 44/56 |
| Valley of Mexico | 39/61 | 42/58 |
| Southeast | 45/55 | 50/50 |
| Buenos Aires | 6/94 | 10/90 |
| Total | 33/67 | 37/63 |

## Selected Information

### For the three months ended December 31, 2001

**Expressed in Pesos as of December 31, 2001**

| | 2001 |
|---|---|
| **Depreciation** [1] | 192.6 |
| **Amortization and others** | 81.6 |
| **Capital Expenditures** [2] | 611.9 |

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

**Sales Volume Information**
**Expressed in millions of unit cases**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 122.4 | 120.4 |
| Valley of Mexico | 92.0 | 89.9 |
| Southeast | 30.4 | 30.5 |
| Buenos Aires | 34.8 | 35.8 |
| Total | 157.2 | 156.2 |

**Product Mix by Brand**
**(Colas / Flavors / Water)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 76/20/4 | 77/19/4 |
| Valley of Mexico | 76/21/3 | 78/20/2 |
| Southeast | 73/22/5 | 74/20/6 |
| Buenos Aires | 69/30/1 | 79/20/1 |
| Total | 74/23/3 | 76/21/3 |

**Product Mix by Presentation**
**(Returnable / Non Returnable)**
**Expressed as a percentage of total volume**

| | 2001 | 2000 |
|---|---|---|
| Mexico | 38/62 | 44/56 |
| Valley of Mexico | 37/63 | 42/58 |
| Southeast | 42/58 | 48/52 |
| Buenos Aires | 4/96 | 9/91 |
| Total | 31/69 | 36/64 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: February 25, 2002

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer